UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number 001- 40539

ironSource Ltd.

(Translation of Registrant’s name into English)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

EXPLANATORY NOTE

On October 7, 2022 at 4:00 p.m. Israel time, ironSource Ltd. (the “Company”) held its previously announced Special General Meetings of Shareholders (the “Meetings”) at the Company's headquarters at 121 Menachem Begin Street, Tel Aviv-Yafo, Israel, on the 12th floor.

At the Meetings, separate class meetings of holders of Class A ordinary shares, no par value, of the Company (“ironSource Class A ordinary shares”) and holders of Class B ordinary shares, no par value, of the Company (“ironSource Class B ordinary shares and, together with the ironSource Class A ordinary shares, the “ironSource ordinary shares”), respectively, as well as a combined meeting of holders of ironSource ordinary shares, took place, at which shareholders approved the following proposal:

“to approve, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (together with the regulations promulgated thereunder, the “Companies Law”), the merger contemplated by the Agreement and Plan of Merger, dated July 13, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Unity Software Inc., a Delaware corporation ( “Unity”) and Ursa Aroma Merger Subsidiary Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of Unity (“Merger Sub”), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ironSource, with ironSource surviving and becoming a direct wholly owned subsidiary of Unity (the “Merger”); (ii) the Merger Agreement; (iii) the consideration to be received by ironSource’s shareholders in the Merger, other than holders of “Cancelled Shares”(as defined in the Merger Agreement), consisting of 0.1089 of a share of Unity common stock, par value $0.000005 per share (which we refer to as “Unity common stock”) subject to the withholding of any applicable taxes, each ironSource Class A ordinary share and each ironSource Class B ordinary share, held as of immediately prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement.”

The foregoing proposal was approved at the Meetings by over 99% of the shares voted of each class of shareholders, and achieved the respective requisite majority, including the requisite majority of the disinterested shareholders, in accordance with the Companies Law, and the Company’s Articles of Association, as further described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on September 8, 2022.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-264007 and 333-258690).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRONSOURCE, LTD.
(Registrant)

By:	/s/ Assaf Ben Ami
Assaf Ben Ami
Chief Financial Officer

Date: October 11, 2022